Exhibit (d)(2)

MAN ETF SERIES TRUST

AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

The attached amended and restated Schedule A is hereby incorporated into the Investment Advisory Agreement dated September 8, 2025, as amended (“Agreement”), by and between Man ETF Series Trust, a Delaware statutory trust, and Man Solutions LLC, a Delaware limited liability company, and supersedes any prior Schedule A to the Agreement.

Dated: December 5, 2025

Man ETF Series Trust

By: /s/ Michael Barrer
Name: Michael Barrer
Title: President and Chief Executive Officer

Man Solutions LLC

By: /s/ Lisa Muñoz
Name: Lisa Muñoz
Title: Secretary

Schedule A

to the

Investment Advisory Agreement dated September 8, 2025

by and between Man ETF Series Trust and Man Solutions LLC

Fund Name	Effective Date	Advisory Fee
Man Active High Yield ETF	September 8, 2025	0.69%

Man Active Income ETF	September 8, 2025	0.85%

Man Active Emerging Markets Alternative ETF	December 5, 2025	0.85%

Man Active Trend Enhanced ETF	December 5, 2025	0.95%